FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	September	2013
BlackBerry Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1. 2.	BlackBerry Financial Results to be Released at Approximately 7:00 am Eastern on Friday, September 27 Top Brands Bring New Apps to BlackBerry 10 Customers	1. 2.

Document 1

  NEWS RELEASE
September 25, 2013

FOR IMMEDIATE RELEASE
BlackBerry Financial Results to be Released at Approximately 7:00 am Eastern on Friday, September 27

Company Cancels Conference Call Due to Previously Announced Letter of Intent

WATERLOO, ON –BlackBerry® Limited (NASDAQ: BBRY; TSX: BB) today announced that it will release its complete second quarter financial results on Friday, September 27 at 7:00 a.m.

In light of the letter of intent agreement between BlackBerry and Fairfax Financial Holdings Limited that was signed and announced on Monday, September 23, BlackBerry has cancelled its second quarter earnings conference call and webcast that had previously been scheduled for Friday, September 27 at 8:00 a.m. The company will publish further details regarding its second quarter results in the Management’s Discussion and Analysis and consolidated financial statements, to be filed next week.

About BlackBerry
A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, visit www.blackberry.com.

Investor Contact:
BlackBerry Investor Relations
+1-519-888-7465
investor_relations@blackberry.com

###

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

Document 2

  NEWS RELEASE
September 26, 2013

FOR IMMEDIATE RELEASE
Top Brands Bring New Apps to BlackBerry 10 Customers

BlackBerry Jam Asia Developer Conference to Showcase New Applications

Waterloo, ON – More top brands are bringing new applications to customers on the BlackBerry® 10 platform. Today at the BlackBerry Jam Asia Developer Conference in Hong Kong, BlackBerry® (NASDAQ: BBRY; TSX: BB) will be showcasing the application experience on BlackBerry 10 and talking about new app partners.

“BlackBerry has a strong lineup of top brands building great applications for BlackBerry 10,” said Martyn Mallick, Vice President of BlackBerry World and Global Alliances at BlackBerry. “We remain focused on bringing relevant, sought-after apps to the BlackBerry World storefront, and we are excited to announce and welcome these new partners to BlackBerry 10.”

New apps now available and committed to coming soon include:

Business and Productivity
Bloomberg, Citrix Receiver, CommonDesk ARCviewer, Evernote, First Direct Banking On The Go , HDFC Banking, ICICI bank and National Bank of Canada

Security and Compliance
Cellcrypt Mobile, CommonDesk Compliance Engine, Fixmo Sentinel, Retain for BlackBerry Powered by GWAVA, RSA SecurID® Software Token and SafeNet MobilePASS and SafeNet Authentication Service (SAS)

Entertainment and Multimedia
ABC, ABC Family, Discovery, E! Online, GMM TV, History App, Hype Machine, KK Box, KlikMusik, MTV Coke Studio, NBC, Quickflix, Sohu TV, Ultimate History Quiz, and Wowloud

Gaming
Angry Birds—GO!, Bad Piggies, Despicable Me: Minion Rush, Doodle Jump, Icy Tower Classic, Icy Tower 2, Real Racing 3 for BlackBerry 10 and The Sims FreePlay for BlackBerry 10

Lifestyle and Sports
CBS Sports App, Kereta Api Indonesia, Kingsoft Powerword, MTV Nightfinder, The Perfect Year App by InsideHook, Qoo10, SBS Transit, Star Health and Zalora

News and Publications
Channel NewsAsia, Flipboard, FTChinese.com, Her World Indonesia, Infokomputer for BlackBerry, MSN App and Shanghai Daily

Social
Kaixin, QQ, Sina Weibo, and WeChat

About BlackBerry
A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, visit www.blackberry.com.

Media Contact:
Sam Lowe
BlackBerry Media Relations
mediarelations@blackberry.com
519-888-7465 x77273

Investor Contact:
BlackBerry Investor Relations
investor_relations@blackberry.com
519-888-7465

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	September 26, 2013	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Executive Vice President, Executive Operations & Corporate Strategy, Office of the CEO